Exhibit 99.1

Ohio Gathering Company, L.L.C.

Financial Statements for the year ended December 31, 2016 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Ohio Gathering Company, L.L.C.

In our opinion, the accompanying balance sheet as of December 31, 2016 and the related statements of operations, of changes in members’ equity, and of cash flows for the year then ended present fairly, in all material respects, the financial position of Ohio Gathering Company, L.L.C. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

February 24, 2017

Ohio Gathering Company, L.L.C.

Balance Sheet

($ in thousands)

December 31, 2016
ASSETS
Current assets:
Cash	$19,486
Trade receivables	15,934
Affiliate receivables	10,491
Inventories	3,050
Other current assets	1,803
Total current assets	50,764

Property and equipment, net	1,320,218
Deferred contract costs	6,591
Less: amortization of deferred contract costs	(1,992)
Other noncurrent assets	55
Total assets	$1,375,636

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$6,105
Affiliate payables	1,692
Accrued liabilities	13,383
Deferred revenue	1,170
Total current liabilities	22,350

Asset retirement obligations	1,830
Long-term deferred revenue	402
Long-term deferred tax liability	30
Total liabilities	24,612

Commitments and contingencies (see Note 8)

Members’ equity	1,351,024
Total liabilities and members’ equity	$1,375,636

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statement of Operations

($ in thousands)

Year ended
December 31, 2016
Revenue:
Gathering fees	$117,150
Compression fees	29,828
Other revenue	2,207
Total revenue	149,185

Operating expenses:
Facility expenses	37,154
Selling, general and administrative expenses	4,433
Depreciation and accretion	56,613
Total operating expenses	98,200

Income from operations	50,985

Miscellaneous income	15

Income before provision for income tax	51,000

Provision for deferred income tax expense	11

Net income	$50,989

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statement of Changes in Members’ Equity

($ in thousands)

	MarkWest Utica EMG, L.L.C.	Summit Midstream Partners, LP	Total

Balance at December 31, 2015	$781,245	$548,467	$1,329,712

Contributions from members	47,162	31,443	78,605

Distributions to members	(64,971)	(43,311)	(108,282)

Net income	30,593	20,396	50,989

Balance at December 31, 2016	$794,029	$556,995	$1,351,024

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statement of Cash Flows

($ in thousands)

Year ended
December 31, 2016
Cash flows from operating activities:
Net income	$50,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion	56,613
Amortization of deferred contract costs	435
Deferred revenue	(2,205)
Construction in progress and inventories write-off	1,229
Provision for deferred income tax expense	11

Changes in operating assets and liabilities:
Trade receivables	(1,898)
Affiliate receivables	(10,361)
Inventories	(397)
Other current assets	(365)
Accounts payable and accrued liabilities	523
Affiliate payables	(4,149)
All other, net	375
Net cash provided by operating activities	90,800

Cash flows from investing activities:
Capital expenditures	(62,821)
Proceeds from sale of property and equipment	8,952
Net cash used in investing activities	(53,869)

Cash flows from financing activities:
Contributions from members	78,605
Distributions to members	(108,282)
Net cash used in financing activities	(29,677)

Net increase in cash	7,254
Cash at beginning of year	12,232
Cash at end of year	$19,486

Supplemental schedule of non-cash investing and financing activities:
Decrease in accrued property and equipment	$(9,684)
Decrease in affiliate payables for purchases of property and equipment	(872)
Decrease in affiliate receivables for sales of property and equipment	78

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Notes to Financial Statements

($ in thousands, unless otherwise indicated)

1. Organization and Business

Effective May 31, 2012, MarkWest Utica EMG, L.L.C. (“MarkWest Utica”) entered into the Limited Liability Company Agreement (the “Original LLC Agreement”) with Blackhawk Midstream LLC (“Blackhawk”), in order to form Ohio Gathering Company, L.L.C. (the “Company” or “Ohio Gathering”). The Company provides natural gas gathering and compression services in the Utica Shale region of Ohio. Under the terms of the Original LLC Agreement, MarkWest Utica and Blackhawk each made initial nominal contributions to the Company in exchange for a 99% and 1% ownership interest, respectively. All operational and administrative services are provided through contractual arrangements with affiliates of MarkWest Utica Operating Company, L.L.C. (“MarkWest Utica Operating”). See Note 3 for more information regarding affiliate transactions.

After the initial contributions, MarkWest Utica was obligated to contribute all of the capital required by the Company for the development, construction and operation of certain natural gas gathering and compression assets pursued by the Company. MarkWest Utica’s and Blackhawk’s membership interests were adjusted to equal their respective share of the capital contributed. Therefore, as of December 31, 2013, MarkWest Utica owned more than a 99% interest and Blackhawk owned less than a 1% interest. Blackhawk also had an option to acquire a 40% equity interest in Ohio Gathering (the “Ohio Gathering Option”). See Note 2, Deferred Contract Costs, for further discussion.

In January 2014, Blackhawk sold its interest and the Ohio Gathering Option to Summit Midstream Partners, LLC (“Summit”). Effective June 1, 2014 (“Summit Investment Date”), Summit exercised the Ohio Gathering Option and increased its equity ownership (“Summit Equity Ownership”) from less than 1% to approximately 40% through a net cash investment of        $341.4 million.

In August 2014, MarkWest Utica and Summit entered into the Third Amended and Restated Limited Liability Company Agreement of Ohio Gathering Company, L.L.C. (“the Third Amended LLC Agreement”) which replaced the Second Amended and Restated Limited Liability Company Agreement of Ohio Gathering Company, L.L.C. In accordance with the Third Amended LLC Agreement, Summit has the right, but not the obligation, to make additional capital contributions subject to certain limitations. If Summit elects to contribute capital in response to a particular capital call then the aggregate amount of capital that MarkWest Utica is required to contribute pursuant to such capital call will be decreased, dollar for dollar, by the amount of capital Summit elects to contribute. If a member fails to contribute any capital to the Company that is committed to be contributed or fails to timely wire the True-Up Amount (as defined in the Third Amended LLC Agreement) such member will be considered in default but will remain fully obligated to contribute such capital to the Company. The Company will be entitled to pursue all remedies available at law or in equity against the defaulting member. Effective March 3, 2016, Summit contributed substantially all of its limited partner interest in the Company to Summit Midstream Partners, LP (“SMLP”). Summit and SMLP are under common control and this contribution did not change their overall ownership in the Company; therefore, activity is presented combined on the accompanying Statement of Changes in Members’ Equity. Through December 31, 2016, SMLP has elected to contribute 40% of all capital calls and in total MarkWest Utica has contributed $1.2 billion and SMLP has contributed $823 million to the Company.

The business and affairs of the Company are overseen by a board of managers which currently consists of three managers designated by MarkWest Utica and two managers designated by SMLP. The composition of the board of managers could change in accordance with changes in investment balances. The board of managers has delegated to MarkWest Utica Operating the authority to manage the day-to-day operations of the Company, subject to certain approval rights retained by the board. Pursuant to a services agreement between the Company and MarkWest Utica Operating, an affiliate of MarkWest Utica Operating will provide all employees and services necessary for the daily operations and management of the Company’s business. The Company is required to distribute all available cash to the Members within 45 days of the end of each calendar month.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Estimates affect, among other items, valuing inventory; evaluating impairments of long-lived assets; establishing estimated useful lives for long-lived assets;

estimating revenues, expense accruals and capital expenditures; valuing asset retirement obligations; establishing inputs when determining fair value of options; evaluating forecasts when determining income tax valuation allowances; and determining liabilities, if any, for environmental and legal contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, secured deposits and investments in highly liquid debt instruments with initial maturities of three months or less. The Company had no cash equivalents at December 31, 2016.

Trade Receivables

Trade receivables primarily consist of customer accounts receivable, which are recorded at the invoiced amount and  generally do not bear interest. Past-due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Balances that remain outstanding after reasonable collection efforts have been unsuccessful are written off through a charge to the valuation allowance and a credit to accounts receivable. Management reviews the allowance quarterly. The Company did not record a valuation allowance at December 31, 2016.

Inventories

Inventories consist primarily of materials and supplies to be used in operations and are stated at the lower of cost or net realizable value. Cost for materials and supplies is determined primarily using the weighted-average cost method.

Property and Equipment

Property and equipment consists primarily of natural gas gathering assets, other pipeline assets, compressors and related facilities that are recorded at cost. Expenditures that extend the useful lives of assets are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of assets are expensed as incurred. Depreciation is provided principally on a straight-line method over a period of 20 to 30 years, with the exception of miscellaneous equipment and vehicles, which are depreciated over a period ranging from 3 to 20 years.

When items of property and equipment are sold or otherwise disposed of, any gains or losses are reported in the Statement of Operations. Gains on the disposal of property and equipment are recognized when they occur, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Asset Retirement Obligations

An asset retirement obligation (“ARO”) is a legal obligation associated with the retirement of tangible long-lived assets that generally result from the acquisition, construction, development or normal operation of the asset. AROs are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a credit adjusted risk-free interest rate and increases due to the passage of time based on the time value of money until the obligation is settled. The Company routinely reviews and reassesses its estimates to determine if adjustments to the value of AROs are required. The Company recognizes a liability of a conditional ARO as soon as the fair value of the liability can be reasonably estimated. A conditional ARO is defined as an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. AROs have not been recognized for certain assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate. Such obligations will be recognized in the period when sufficient information becomes available to estimate a range of potential settlement dates. In addition to the conditional AROs, the Company may have AROs related to certain gathering and compression assets as a result of environmental and other legal requirements. The Company is not required to perform such work until it permanently ceases operations of the respective assets. As the Company considers the operational life of these assets to be indeterminable, an associated ARO cannot be calculated and is not recorded.

Impairment of Long-Lived Assets

The Company’s policy is to evaluate whether there has been an impairment in the value of long-lived assets when certain events indicate that the remaining balance may not be recoverable. Qualitative and quantitative information is reviewed in order to determine if a triggering event has occurred or if an impairment indicator exists. If we determine that a triggering event has occurred we would complete a full impairment analysis. If we determine that the carrying value is not recoverable, a loss is recorded for the difference between the fair value and the carrying value of the related asset group. Management considers the volume of producer customers’ reserves and future natural gas and natural gas liquids product prices to estimate cash flows. The amount of additional producer customer reserves developed by future drilling activity depends, in part, on expected commodity prices. Projections of producer customers’ reserves, drilling activity and future commodity prices are inherently subjective and contingent upon a number of variable factors, many of which are difficult to forecast. Any significant variance in any of these assumptions or factors could materially affect future cash flows, which could result in the impairment of an asset. The Company did not record an impairment for the year ended December 31, 2016.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is re-determined for each reporting period when related events or circumstances change.

Deferred Contract Costs

Deferred contract costs represent the asset created by the fair value of the Ohio Gathering Option that was recorded as permanent equity. This cost is amortized over the term of the arrangement into Facility expenses on the accompanying Statement of Operations. As of December 31, 2016, the amortization of deferred contract costs is $435 for each of the next five years and $2,426 thereafter.

Revenue Recognition

The Company generates its revenue by providing natural gas gathering and compression services. The Company receives a fee for the gathering and compression of natural gas. The revenue the Company earns under these arrangements is related to the volume of natural gas that flows through its facilities and is not directly dependent on commodity prices. The Company’s assessment of each of the revenue recognition criteria as they relate to its revenue producing activities are as follows: persuasive evidence of an arrangement exists; delivery; the fee is fixed or determinable and collectability is reasonably assured. It is upon completion of services provided that the Company meets all four criteria and it is at such time that the Company recognizes revenue. Amounts billed in advance of the period in which the revenue recognition criteria are met are recorded as Deferred revenue in the accompanying Balance Sheet.

Revenue and Expense Accruals

The Company routinely makes accruals based on estimates for both revenues and expenses due to the timing of compiling billing information, receiving certain third-party information and reconciling the Company’s records with those of third parties. The delayed information from third parties includes, among other things, actual volumes transported and other operating expenses. The Company makes accruals to reflect estimates for these items based on its internal records and information from third parties. Estimated accruals are adjusted when actual information is received from third parties and the Company’s internal records have been reconciled.

Income Taxes

The Company is treated as a partnership for tax purposes under the provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for federal income taxes since the Company’s results of operations and related credits and deductions will be passed through and taken into account by its members in computing their respective tax liabilities. The Company is, however, subject to an income tax at the Cadiz, Ohio jurisdictional level.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized as tax expense (benefit) from continuing operations in the period that includes the enactment date of the tax rate change. Realizability of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to reflect the deferred tax assets at net realizable value as determined by management. All deferred tax balances are classified as long-term in the accompanying Balance Sheet.

Environmental Costs

Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. The Company recognizes remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure.

Fair Value of Financial Instruments

Management believes the carrying amounts of financial instruments, including trade receivables, affiliate receivables and payables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of these instruments.

Accounting Standards

Recently Adopted

In August 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management is required to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the issuance of the financial statements. Disclosures are required if conditions give rise to substantial doubt and the type of disclosure is determined based on whether management’s plans will be able to alleviate the substantial doubt. The change was effective for the first fiscal period ending after December 15, 2016. The adoption of this accounting standard update in 2016 did not have a material impact on the Company’s disclosures.

Not Yet Adopted

In February 2016, the FASB issued an accounting standard update requiring lessees to record virtually all leases on their balance sheets. The accounting standard update also requires expanded disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this amended guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The change will be effective on a modified retrospective basis for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this on our financial statements and disclosures, and accounting policies. This evaluation process includes reviewing all forms of leases, performing a completeness assessment over the lease population and analyzing the practical expedients in order to determine the best path to implementation. The Company plans to adopt the standard for the fiscal year ended December 31, 2019.

In May 2014, the FASB issued an initial accounting standard update for revenue recognition for contracts with customers. The guidance in the accounting standard update states that revenue is recognized when a customer obtains control of a good or service. Recognition of the revenue will involve a multiple step approach including identifying the contract, identifying the separate performance obligations, determining the transaction price, allocating the price to the performance obligations and then recognizing the revenue as the obligations are satisfied. Additional disclosures will be required to provide adequate information to understand the nature, amount, timing and uncertainty of reported revenues and revenues expected to be recognized. The change will be effective on a retrospective or modified retrospective basis for fiscal years beginning after December 15, 2018, and interim periods within those years. The Company plans to adopt the standard for fiscal year ended December 31, 2018.

The Company is currently evaluating the impact of the revenue recognition standard on our financial statements and disclosures, and accounting policies. This evaluation process includes a phased approach, the first phase of which includes reviewing a sample of our contracts and transaction types. The Company is currently in the process of completing this first phase and evaluating the methods of adoption.

Based on the results of the first phase assessment to date, the Company has reached tentative conclusions for our primary contract type and does not believe revenue recognition patterns for fee-based contracts will change materially. The Company is currently working to understand the accounting impact on fuel retainage and system loss under the new standard, specifically related to the accounting for noncash consideration received in the form of a commodity product. As a result of implementation, the Company does expect certain amounts to be grossed up in revenue related to third-party reimbursements and changes in accounting for fuel and deemed system loss. The Company continues to work through implementation efforts.

3. Affiliate Transactions

The Company has no employees. Operating, maintenance and general and administrative services, including insurance, are provided to the Company under a service agreement with MarkWest Utica Operating. In addition, the Company has an office lease agreement with an affiliate. From time to time, the Company may also sell to or purchase from affiliates, assets and inventory at the lesser of average unit cost or fair value. The Company has incurred the following amounts with affiliates related to the service agreement, lease and assets sales:

Year ended
December 31, 2016
Facility expenses
Labor and benefits	$12,456
Less: amounts capitalized in property and equipment	(1,198)
Labor and benefits, net	11,258

Rent expense	427

Selling, general and administrative expenses
General and administrative expenses	1,522
Insurance expense	984

Property and equipment sold to affiliates	8,051
Property and equipment purchased from affiliates	2,118

At December 31, 2016, the Company had affiliate payables of $1.7 million, and affiliate receivables of $10.5 million related to these transactions and the service agreement. During 2016, the Company capitalized $1.0 million related to engineering and construction management services provided under the affiliate service agreement in Property and equipment, net on the accompanying Balance Sheet.

4. Significant Customers and Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables, which are generally unsecured. At December 31, 2016, three customers, each of who accounted for more than 10% of the Company’s trade receivables, accounted for 89% of total trade receivables in aggregate.

In 2016, one producer customer accounted for 73% of the Company’s revenue, and a second producer customer accounted for 15% of the Company’s revenue.

The Company maintains cash deposits with a major bank, which, from time-to-time, may exceed federally insured limits.

5. Property and Equipment

Property and equipment with associated accumulated depreciation is shown below:

December 31, 2016

Gas gathering and compression equipment	$1,225,856
Pipeline right of way	150,891
Land	2,078
Construction in progress	119,910
Property and equipment	1,498,735
Less: accumulated depreciation	178,517
Property and equipment, net	$1,320,218

In conjunction with the acquisition of MarkWest Utica’s parent by MPLX, LP in December 2015, the Company changed its estimate of the useful lives of certain gas gathering and compression plant assets. The gas gathering plant’s asset depreciation lives that were previously 20 years were increased to 30 years. The Company made these changes to better reflect the estimated periods during which such assets will remain in service. This change had the effect of reducing 2016 depreciation expense, increasing income from operations and increasing net income by approximately $14.7 million.

Depreciation expense of $56.5 million is included in Depreciation and accretion on the Statement of Operations for the year ended December 31, 2016.

6. Asset Retirement Obligations

The Company’s assets subject to AROs are primarily gas-gathering pipelines and compression equipment. The Company also has land leases that require the Company to return the land to its original condition upon termination of the lease. The Company reviews current laws and regulations governing obligations associated with asset retirements and leases.

The following is a reconciliation of the changes in the ARO liability for the year ended:

December 31, 2016
Beginning asset retirement obligations	$5,369
Liabilities incurred	606
Accretion expense	64
Adjustments to AROs	(4,209)
Ending asset retirement obligations	$1,830

At December 31, 2016, there were no assets legally restricted for purposes of settling AROs.

7. Income Tax

The deferred tax assets and liabilities resulting from temporary book-tax differences are comprised of the following:

December 31, 2016
Deferred tax assets:
Net operating loss carryforward	$71
Valuation allowance	(61)
Total deferred tax assets	10

Deferred tax liabilities:
Property and equipment	(40)
Total deferred tax liabilities	(40)

Net long-term deferred tax liabilities	$(30)

Significant judgment is required in evaluating the Company’s tax positions. During the ordinary course of business, there may be transactions and calculations for which the ultimate tax determination is uncertain. However, the Company did not have any material uncertain tax positions for the year ended December 31, 2016. The state NOL carryforwards begin to expire in 2017. The Company does not anticipate utilizing the entire NOL and has provided a valuation allowance against this deferred tax asset.

Activity in the Company’s allowance for deferred tax asset valuation allowance is as follows:

December 31, 2016
Deferred tax asset valuation allowance:
Balance at beginning of period	$40
Charged to costs and expenses	21
Balance at end of period	$61

8. Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for non-compliance.

In 2015, representatives from the United States Environmental Protection Agency (“EPA”) and the United States Department of Justice conducted a raid on a pipeline launcher/receiver site owned by an affiliate of MarkWest Utica, which site was utilized for pipeline maintenance operations. That MarkWest Utica affiliate continues to discuss with the EPA and other jurisdictions alleged omissions associated with permits or related regulatory obligations for its launcher/receiver and compressor station facilities. It is possible that in connection with any potential or asserted enforcement action associated with this matter, that the MarkWest Utica affiliate will incur material assessments, penalties or fines, incur material defense costs and expenses, be required to modify operations or construction activities which could increase operating costs and capital expenditures, or be subject to other obligations or restrictions that could restrict or prohibit their activities, any or all of which could adversely affect their results of operations, financial position or cash flows. Due to the similar nature of operations, the Company is evaluating its potential exposure with respect to the foregoing in connection with these activities. At December 31, 2016, accrued liabilities for potential penalties totaled $100. However, the ultimate amount of any potential assessments, penalties, fines, restrictions, requirements, modifications, costs or expenses, if any, that may be incurred in connection with any potential enforcement action cannot be reasonably estimated or determined at this time.

Legal

The Company is subject to a variety of risks and disputes, and is a party to various legal proceedings in the normal course of its business. The Company maintains insurance policies with coverage and deductibles that it believes are reasonable and prudent. However, the Company cannot assure that the insurance companies will promptly honor their policy obligations, or that the coverage or levels of insurance will be adequate to protect the Company from all material expenses related to future claims for property loss or business interruption to the Company, or for third-party claims of personal injury and property damage, or that the coverage or levels of insurance it currently has will be available in the future at economical prices. While it is not possible to predict the outcome of the legal actions with certainty, management is of the opinion that appropriate provisions and accruals for potential losses associated with all legal actions have been made in the financial statements and that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Lease and Other Contractual Obligations

The Company has non-cancellable operating lease agreements for the lease of vehicles expiring at various times through fiscal year 2018. Annual rent expense under these operating leases was $11 for the year ended December 31, 2016. Future minimum commitments as of December 31, 2016 for operating lease obligations are as follows:

Year ending December 31,
2017	$360
2018	110
Total	$470

The Company also has contractual commitments to acquire property and equipment totaling $3.6 million at December 31, 2016.

9. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 24, 2017, the date the financial statements were issued, and determined that there are no material subsequent events that required additional disclosure.